Exhibit 99.1

CONTACT:	Investors:
Jay Venkateswaran
Senior VP — Investor Relations
WNS (Holdings) Limited
+1 212 599 6960
ir@wnsgs.com

Media:
Al Bellenchia
The Torrenzano Group
+1 212 681 1700 ext. 156
abellenchia@torrenzano.com
WNS First Quarter Net Income Increases 83.8%;
Net Income (Excluding Share-Based Compensation Expense and
Amortization of Intangible Assets) Increases 104.2%
Revenue Increases 112.2%;
Revenue Less Repair Payments Increases 53.3%,
Over Corresponding Quarter in the Prior Fiscal Year
WNS Reiterates Guidance for Fiscal 2008
MUMBAI, INDIA, and NEW YORK, August 15, 2007 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of offshore business process outsourcing (BPO) services, today announced strong results for the quarter ended June 30, 2007 and reiterated its guidance for fiscal 2008.
“As evidenced by our results, our momentum coming into fiscal 2008 continues to be very strong,” said Neeraj Bhargava, Group Chief Executive Officer. “Our strong operating performance enabled us to exceed our revenue and net income expectations for the first quarter. Further, we are encouraged by our continued success with new clients highlighted by 11 new wins and 6 expansions by existing clients.”
WNS recorded basic income per ADS of 20 cents and basic income per ADS (excluding share-based compensation expense and amortization of intangible assets) of 26 cents for the quarter.
“We were able to minimize the impact of the rupee appreciation through tight cost controls, scale benefits and currency hedging,” said Zubin Dubash, Group Chief Financial Officer. “These factors have collectively enabled us to achieve results beyond our expectations and give us confidence about our position in relation to full year guidance.”

Financial Highlights: Fiscal First Quarter Ended June 30, 2007
•	Quarterly revenue of $112.5 million, up 112.2% from the corresponding quarter last year.
•	Quarterly revenue less repair payments of $69.8 million, up 53.3% from the corresponding quarter last year.
•	Quarterly net income of $8.4 million, up 83.8% from the corresponding quarter last year.
•	Quarterly net income (excluding share-based compensation expense and amortization of intangible assets) of $10.8 million, up 104.2% from the corresponding quarter last year.
•	Quarterly basic income per ADS of 20 cents, up from 13 cents for the corresponding quarter last year.
•	Quarterly basic income per ADS (excluding share-based compensation expense and amortization of intangible assets) of 26 cents, up from 15 cents for the corresponding quarter last year.
Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release.
Key Announcements
•	WNS was the top ranked Indian outsourcing provider according to the 4th annual Black Book of Outsourcing Survey conducted by the Brown Wilson Group, a leading industry analyst. WNS also made dramatic gains in this year’s global ranking, overtaking numerous other outsourcing providers to its new position as #3.
•	As expected, WNS transferred to AVIVA the Sri Lankan facility dedicated to this client on July 2, 2007, subsequent to AVIVA exercising its call option on January 1, 2007. This transfer was a part of the Build-Operate-Transfer contract with the client.
•	WNS completed transition to majority independent Board of Directors with the appointment of Sir Anthony Greener. Sir Anthony joins WNS after retiring from British Telecom plc (BT) in September 2006, where he served as Deputy Chairman of the Board. He was Chairman of Diageo plc through 2000 and Chief Executive of Dunhill Holdings prior to that. Guy Sochovsky, who has served on the Board of Directors since January 26, 2006 as a representative of majority shareholder Warburg Pincus, stepped down on July 24, 2007.
•	Deborah S. Kops was appointed Chief Marketing Officer on May 24, 2007. Ms. Kops joins WNS after holding managing director positions at Deutsche Bank London, where she led global sourcing transformation efforts, and FleetBoston (now Bank of America), where she managed corporate administrative services. She was one of the founding partners of PricewaterhouseCoopers’ business process outsourcing division.

Fiscal 2008 Guidance
WNS reiterates its May 15, 2007 guidance for fiscal 2008:
•	Revenue less repair payments expected to be between $302 million and $307 million
•	Net income (excluding share-based compensation expense and amortization of intangible assets) expected to be between $41.0 million to $ 43.0 million.
•	Revised exchange rate assumptions for the above guidance are 40.70 Indian Rupees to 1 US Dollar and 2.03 US Dollars to 1 Pound Sterling for the full fiscal year.
“We have maintained our initial guidance despite the appreciation of the rupee as we are confident of being able to control costs and increase SG&A leverage through the year,” said Zubin Dubash, Group Chief Financial Officer. “Further, we have reduced our estimate of share-based compensation expense for fiscal 2008 from $8.8 million to $7.8 million”.
Conference Call
WNS will host a conference call on August 16, at 8 a.m. (EDT) to discuss the company’s quarterly results. To participate, callers can dial 800-295-3991 from within the U.S. or +1-617-614-3924 from any other country. The participant passcode is 1352836. A replay will be made available online at www.wnsgs.com for a period of three months beginning two hours after the end of the call.
About WNS
WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
Our ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com.
About Non-GAAP Financial Measures
For financial statement reporting purposes, the company has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.

The amounts invoiced to WNS clients for payments made by WNS to third-party repair centers are reported as revenue. As the company wholly subcontracts the repairs to the repair centers, it evaluates its financial performance based on revenue less repair payments to third party repair centers, which is a non-GAAP measure.
WNS believes revenue less repair payments reflects more accurately the value addition of the business process services it directly provides to its clients. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the company’s financial results prepared in accordance with U.S. GAAP. WNS revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, a slowdown in the BPO and IT sectors world-wide, competition, the success or failure of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(Amounts in thousands, except share and per share data)

	June 30, 2007	June 30, 2006

Revenue	112,523	53,026
Cost of revenue [refer to note below]	90,206	37,430
Gross Profit	22,317	15,596
Operating expenses:
Selling, general and administrative expenses [refer note as below]	14,722	10,130
Amortization of intangible assets	829	471
Operating income	6,766	4,995
Other (expense) income, net	2,686	(35)
Interest expense	—	(32)
Income before income taxes	9,452	4,928
Provision for income taxes	(1,013)	(335)

Net income	$8,439	$4,593

Basic income per share	$0.20	$0.13
Diluted income per share	$0.20	$0.12
Basic weighted average ordinary shares outstanding	41,892,868	35,220,868
Diluted weighted average ordinary shares outstanding	43,085,843	38,021,949
Note:
a) Includes the following share-based compensation amounts:
Cost of Revenue	516	—
Selling, general and administrative expenses	989	212
Non-GAAP measure note:
In addition to its reported operating results in accordance with U.S. generally accepted accounting principles (US GAAP). WNS has included in the table below non-GAAP operating measures that the Securities and Exchange Commission defines as “non-GAAP financial measures”. Management believes that such non-GAAP financial measures, when read in conjunction with the company’s reported results, can provide useful supplemental information for investors analyzing period to period comparisons of the company’s results. The non-GAAP financial measures disclosed by the company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

Reconciliation of revenue less repair payments (non-GAAP) to revenue (GAAP)

	Three months ended
	June 30, 2007	June 30, 2006

Revenue less repair payments (Non-GAAP)	69,773	45,509
Add: Payments to repair centers	42,750	7,517
Revenue (GAAP)	112,523	53,026
Reconciliation of cost of revenue (non-GAAP to GAAP)

	Three months ended
	June 30, 2007	June 30, 2006

Cost of revenue (Non-GAAP)	47,456	29,913
Add: Payments to repair centers	42,750	7,517
Cost of revenue (GAAP)	90,206	37,430
Reconciliation of selling, general and administrative expense (non-GAAP to GAAP)

	Three months ended
	June 30, 2007	June 30, 2006

Selling, general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	13,733	9,918
Add: Share-based compensation expense	989	212
Selling, general and administrative expenses (GAAP)	14,722	10,130
Reconciliation of operating income (non-GAAP to GAAP)

	Three months ended
	June 30, 2007	June 30, 2006

Operating income (excluding share-based compensation expense and amortization of intangible assets) (Non-GAAP)	9,100	5,678
Less: Share-based compensation expense	1,505	212
Less: Amortization of intangible assets	829	471
Operating income (GAAP)	6,766	4,995
Reconciliation of net income (non-GAAP to GAAP)

	Three months ended
	June 30, 2007	June 30, 2006

Net income (excluding share-based compensation expense and amortization of intangible assets) (Non-GAAP)	10,773	5,276
Less: Share-based compensation expense	1,505	212
Less: Amortization of intangible assets	829	471
Net income (GAAP)	8,439	4,593

Reconciliation of basic income per ADS (non-GAAP to GAAP)

	Three months ended
	June 30, 2007	June 30, 2006

Basic income per ADS (excluding amortization of intangible assets and share based compensation expense) (Non-GAAP)	0.26	0.15
Less: Adjustments for amortization of intangible assets and share-based compensation expense	0.06	0.02
Basic income per ADS (GAAP)	0.20	0.13
Reconciliation of diluted income per ADS (non-GAAP to GAAP)

	Three months ended
	June 30, 2007	June 30, 2006

Diluted income per ADS (excluding amortization of intangible assets and share based compensation expense) (Non-GAAP)	0.25	0.14
Less: Adjustments for amortization of intangible assets and share-based compensation expense	0.05	0.02
Diluted income per ADS (GAAP)	0.20	0.12

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	June 30,	March 31,
	2007	2007
	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$75,375	$112,340
Bank deposits	12,000	12,000
Accounts receivable, net of allowance of $330 and $364, respectively	48,130	40,592
Funds held for clients	7,409	6,589
Employee receivable	1,526	1,289
Prepaid expenses	3,813	2,162
Prepaid income taxes	2,996	3,225
Deferred tax assets	588	701
Other current assets	7,117	4,524

Total current assets	158,954	183,422

Goodwill	62,116	37,356
Intangible assets, net	15,780	7,091
Property and equipment, net	47,343	41,830
Deposits	5,522	3,081
Deferred tax assets	4,587	3,101

TOTAL ASSETS	$294,302	$275,881

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$16,778	$18,751
Accrued employee costs	15,810	18,492
Deferred revenue — current	7,459	9,827
Income taxes payable	864	88
Obligations under capital leases — current	10	13
Deferred tax liabilities	206	—
Other current liabilities	22,749	16,239

Total current liabilities	63,876	63,410

Deferred revenue — non current	6,462	5,051
Deferred rent	1,506	1,098
Accrued pension liability	1,104	771
Deferred tax liabilities — non current	2,372	23

Shareholders’ equity:
Ordinary shares, $0.16 (£0.10) par value; Authorized 50,000,000 shares Issued and outstanding: 41,906,477 and 41,842,879 shares, respectively	6,531	6,519
Additional paid-in-capital	157,150	154,952
Ordinary shares subscribed, 21,006 and 30,022 shares, respectively	117	137
Retained earnings	37,778	30,685
Accumulated other comprehensive income	17,406	13,235

Total shareholders’ equity	218,982	205,528

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$294,302	$275,881